UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
ICU Medical, Inc.
(Name of Issuer)
Common Stock, $0.10 par value per share
(Title of Class of Securities)
44930G107
(CUSIP Number)
Margaret M. Madden, Esq.
Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
(212) 733-2323
Copy to:
Skadden, Arps, Slate, Meagher & Flom, LLP
Four Times Square
New York, NY 10036
Attn: Kenneth M. Wolff, Esq.
212-735-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 13, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e),  240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 44930G107

1. Names of Reporting Persons  Pfizer Inc. (“Pfizer”)
    IRS Identification Nos. of above persons (entities only):  13-5315170

2. Check the Appropriate Box if a Member of a Group

(a)  ☐

(b)  ☐

3. SEC Use Only ........................................................................................

4. Source of Funds OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2  ☐

6. Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 2,500,000[1]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,500,000[1]
11. Aggregate Amount Beneficially Owned by Each Reporting Person  2,500,0001

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)   12.21%2

14. Type of Reporting Person CO
 1 Amount consists of 2,500,000 shares of Common Stock held by the Shareholder. Pfizer may be deemed to have beneficial ownership over such shares since the Shareholder is an indirect wholly-owned subsidiary of Pfizer. The General Partners may be deemed to have beneficial ownership over such shares as the general partners of the Shareholder.
2 The percentage ownership is based upon 20,467,529 outstanding shares of Common Stock, as of July 31, 2018, as reported by ICU Medical.

CUSIP No. 44930G107

1. Names of Reporting Persons   C. P. Pharmaceuticals International C.V. (the “Shareholder”)
    IRS Identification Nos. of above persons (entities only):   98-0182045

2. Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

3. SEC Use Only ........................................................................................

4. Source of Funds OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2 ☐

6. Citizenship or Place of Organization Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 2,500,000[1]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,500,000[1]
11. Aggregate Amount Beneficially Owned by Each Reporting Person  2,500,0001

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  ☐

13. Percent of Class Represented by Amount in Row (11)   12.21%2

14. Type of Reporting Person PN
 1 Amount consists of 2,500,000 shares of Common Stock held by the Shareholder. Pfizer may be deemed to have beneficial ownership over such shares since the Shareholder is an indirect wholly-owned subsidiary of Pfizer. The General Partners may be deemed to have beneficial ownership over such shares as the general partners of the Shareholder.
2 The percentage ownership is based upon 20,467,529 outstanding shares of Common Stock, as of July 31, 2018, as reported by ICU Medical.

CUSIP No. 44930G107

1. Names of Reporting Persons   PFIZER PRODUCTION LLC (“PPL”)
    IRS Identification Nos. of above persons (entities only):   52-2090275

2. Check the Appropriate Box if a Member of a Group

(a)  ☐

(b)  ☐

3. SEC Use Only ........................................................................................

4. Source of Funds  OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2  ☐

6. Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 2,500,000[1]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,500,000[1]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,0001

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  ☐

13. Percent of Class Represented by Amount in Row (11)   12.21%2

14. Type of Reporting Person OO
 1 Amount consists of 2,500,000 shares of Common Stock held by the Shareholder. Pfizer may be deemed to have beneficial ownership over such shares since the Shareholder is an indirect wholly-owned subsidiary of Pfizer. The General Partners may be deemed to have beneficial ownership over such shares as the general partners of the Shareholder.
2 The percentage ownership is based upon 20,467,529 outstanding shares of Common Stock, as of July 31, 2018, as reported by ICU Medical.

CUSIP No. 44930G107

1. Names of Reporting Persons   PFIZER MANUFACTURING LLC (“PML” and together with PPL, the “General Partners”)
    IRS Identification Nos. of above persons (entities only):   52-2090292

2. Check the Appropriate Box if a Member of a Group

(a)  ☐

(b)  ☐

3. SEC Use Only ........................................................................................

4. Source of Funds OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2 ☐

6. Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 2,500,000[1]
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,500,000[1]
11. Aggregate Amount Beneficially Owned by Each Reporting Person  2,500,0001

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  ☐

13. Percent of Class Represented by Amount in Row (11)  12.21%2

14. Type of Reporting Person OO
 1 Amount consists of 2,500,000 shares of Common Stock held by the Shareholder. Pfizer may be deemed to have beneficial ownership over such shares since the Shareholder is an indirect wholly-owned subsidiary of Pfizer. The General Partners may be deemed to have beneficial ownership over such shares as the general partners of the Shareholder.
2 The percentage ownership is based upon 20,467,529 outstanding shares of Common Stock, as of July 31, 2018, as reported by ICU Medical.

Explanatory Note
The class of equity securities to which this Schedule 13D/A relates is the common stock, par value $0.10 per share (the “Common Stock”), of ICU Medical, Inc., a Delaware corporation (“ICU Medical”). The principal business address of ICU Medical is 951 Calle Amanecer, San Clemente, CA 92673.
This Amendment No. 1 to Schedule 13D relating to the Common Stock of ICU Medical is being filed by Pfizer, the General Partners and the Shareholder (the “Filers”). The General Partners are the general partners of the Shareholder, and the Shareholder and the General Partners are indirect wholly-owned subsidiaries of Pfizer. Unless otherwise defined in this Amendment No. 1, capitalized terms used but not defined herein shall have the meanings as are ascribed to such terms in the Schedule 13D filed by the Filers on February 13, 2017 (as subsequently amended by this Amendment No. 1, the “Schedule 13D”). Except as amended and supplemented hereby, the Schedule 13D as amended prior to the date hereof remains in full force and effect.
Item 2. Identity and Background
Schedule A, identifying the Scheduled Persons, has been updated and is attached to this Amendment No. 1.
Item 4. Purpose of Transaction
Item 4 is hereby amended and supplemented as follows:
On August 13, 2018, pursuant to the Shareholder Agreement, the transactions set forth on Schedule B hereto were made in connection with the expiration or termination of the lock-up period on August 3, 2018 (the “Lock-Up Expiration”) applicable to shareholders of the Common Stock. Following such transactions, the Filers continue to beneficially own an aggregate of 2,500,000 shares of Common Stock. While the Filers have sought to make use of their registration rights, they are not entitled to effect a registered sale until the expiration of the Blackout Period (as defined in the Shareholder Agreement). Without surrendering the right to take any other action with respect to shares of Common Stock, the Filers expect to sell up to all of their remaining shares of Common Stock as and when permitted (including without limitation in sales pursuant to Rule 144, in one more registered transactions, or in private transactions), taking into consideration relevant factors including ICU Medical’s results and prospects, the market for shares of Common Stock, alternative investments or other potential uses of proceeds, and industry and general economic conditions. The Filers may engage in discussions with ICU Medical and one or more third parties regarding any such proposed transaction.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:
(a) - (b) As of 4:00 p.m., New York City time, on August 13, 2018, each of the Filers has beneficial ownership of 2,500,000 shares of Common Stock, which represents 12.21% of the outstanding shares of Common Stock (based upon 20,467,529 outstanding shares of Common Stock, as of July 31, 2018, as reported by ICU Medical on ICU Medical’s Form 10-Q on August 9, 2018). Pfizer may be deemed to have beneficial ownership over such 2,500,000 shares of Common Stock since the Shareholder is an indirect wholly-owned subsidiary of Pfizer. The General Partners may be deemed to have beneficial ownership over such 2,500,000 shares of Common Stock as the general partners of the Shareholder. The Filers share power to vote or to direct the vote of and power to dispose or to direct the disposition of such 2,500,000 shares of Common Stock.
(c) Schedule B hereto sets forth all transactions with respect to the Common Stock effected during the past sixty (60) days by any of the Filers, inclusive of the transactions effected through 4:00 p.m., New York City time, on August 13, 2018.

(d) Not applicable.

(e) Not applicable.
Item 7. Material to be Filed as Exhibits
Item 7 is hereby amended and restated as follows:
The following documents are filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement, dated as of February 13, 2017, by and between Pfizer, PPL, PML and C. P. Pharmaceuticals International C.V. (incorporated by reference to Exhibit 99.1 to the 13D filed on February 13, 2017).
Exhibit 99.2 - Amended and Restated Stock and Asset Purchase Agreement, dated as of January 5, 2017, by and between Pfizer and ICU Medical (incorporated by reference to Exhibit 2.1 to ICU Medical’s Form 8-K filed on January 5, 2017).
Exhibit 99.3 - Form of Shareholders Agreement, by and between Pfizer and ICU Medical (incorporated by reference to Exhibit 10.2 to ICU Medical’s Form 8-K filed on October 13, 2016).

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
 Dated: August 15, 2018
Pfizer Inc.

By:	/s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary Pfizer Inc.
For and on behalf of C. P. Pharmaceuticals International C.V., by its General Partners
Pfizer Production LLC
As general partner for and on behalf of
C. P. Pharmaceuticals International C.V.

By:	/s/ Brian McMahon
Name: Brian McMahon
Title: Senior Vice President
Pfizer Manufacturing LLC
As general partner for and on behalf of
C. P. Pharmaceuticals International C.V.

By:	/s/ Colum Lane
Name: Colum Lane
Title: Senior Vice President
 Pfizer Production LLC

By:	/s/ Darren Welsh
Name: Darren Welsh
Title: Secretary
 Pfizer Manufacturing LLC

By:	/s/ Darren Welsh
Name: Darren Welsh
Title: Secretary

SCHEDULE A
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Pfizer Inc.
The business address of each director and executive officer is c/o Pfizer Inc., 235 E. 42nd Street, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Dennis A. Ausiello, M.D. Independent Director	Director, Center for Assessment Technology and Continuous Health (CATCH). Physician-in-Chief, Emeritus at Massachusetts General Hospital.

Albert Bourla, DVM, PH.D Director	Chief Operating Officer, Pfizer.

W. Don Cornwell Independent Director	Former Chief Executive Officer and Chairman of the Board of Granite Broadcasting.

Joseph J. Echevarria Independent Director	Retired Chief Executive Officer of Deloitte LLP.

Ronald E. Blaylock Independent Director	Founder, Managing Partner of GenNx360 Capital Partners.

Helen H. Hobbs, M.D. Independent Director
Investigator of the Howard Hughes Medical
Institute, Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center.

James M. Kilts Independent Director	Founding Partner, Centerview Capital.

Shantanu Narayen Lead Independent Director	President and CEO of Adobe Systems Inc.

Suzanne Nora Johnson Independent Director	Retired Vice Chairman, Goldman Sachs Group, Inc.

Ian C. Read Chairman and Chief Executive Officer, Director	Chairman of the Board and Chief Executive Officer, Pfizer.

Dan R. Littman, M.D., PH.D Independent Director	Investigator of the Howard Hughes Medical Institute Helen L. and Martin S. Kimmel Professor of Molecular Immunology at the Skirball Institute of Biomolecular Medicine of NYU Langone Medical Center.

James C. Smith Independent Director	President and Chief Executive Officer of Thomson Reuters Corporation.

Frank A. D’Amelio Executive Vice President, Business Operations and Chief Financial Officer	Executive Vice President, Business Operations and Chief Financial Officer, Pfizer.

Mikael Dolsten, M.D., PhD President, Worldwide Research and Development	President of Worldwide Research and Development, Pfizer.

Dawn Rogers Executive Vice President, Human Resources	Executive Vice President, Human Resources, Pfizer.

Douglas M. Lankler Executive Vice President, General Counsel	Executive Vice President, General Counsel, Pfizer.

Freda C. Lewis-Hall, M.D. DFAPA Executive Vice President, Chief Medical Officer	Executive Vice President, Chief Medical Officer, Pfizer.

Kirsten Lund- Jurgensen, PhD Executive Vice President / President, Pfizer Global Supply	Executive Vice President / President, Pfizer Global Supply. Dr. Lund-Jurgensen is a citizen of Germany.

Alexander R. MacKenzie, PhD Executive Vice President, Chief Development Officer	Executive Vice President, Chief Development Officer, Pfizer.

Laurie J. Olson Executive Vice President, Strategy and Commercial Operations	Executive Vice President, Strategy and Commercial Operations, Pfizer.

Sally Susman Executive Vice President, Corporate Affairs	Executive Vice President, Corporate Affairs, Pfizer.

Angela Hwang Group President, Pfizer Essential Health	Group President, Pfizer Essential Health.

Michael Goettler Group President, Pfizer Established Medicines	Group President, Pfizer Established Medicines.

Rady Johnson Executive Vice President, Chief Compliance and Risk Officer	Executive Vice President, Chief Compliance and Risk Officer, Pfizer.

John Young Group President, Pfizer Innovative Health	Group President, Pfizer Innovative Health. Mr. Young is a citizen of Great Britain.

Name, business address, present principal occupation or employment and place of citizenship of the officers of Pfizer Manufacturing LLC
The business address of each director and executive officer is c/o Pfizer Manufacturing LLC, 235 E. 42nd Street, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION Joseph Gruber President, Senior Vice President	PRESENT PRINCIPAL OCCUPATION Senior Vice President, Global Tax, Pfizer

Brian Byala Senior Vice President	Senior Vice President and Treasurer, Pfizer

William Carapezzi Senior Vice President	Senior Vice President, Finance & Global Operations, Pfizer

Colum Lane Senior Vice President	Vice President and Assistant Treasurer, Pfizer

Brian McMahon Senior Vice President	Vice President and Assistant Treasurer, Pfizer
 Name, business address, present principal occupation or employment and place of citizenship of the officers of Pfizer Production LLC
The business address of each director and executive officer is c/o Pfizer Production LLC, 235 E. 42nd Street, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION Joseph Gruber President, Senior Vice President	PRESENT PRINCIPAL OCCUPATION Senior Vice President, Global Tax, Pfizer

Brian Byala Senior Vice President	Senior Vice President and Treasurer, Pfizer

William Carapezzi Senior Vice President	Senior Vice President, Finance & Global Operations, Pfizer

Colum Lane Senior Vice President	Vice President and Assistant Treasurer, Pfizer

Brian McMahon Senior Vice President	Vice President and Assistant Treasurer, Pfizer

SCHEDULE B
The following table sets forth all transactions with respect to the Common Stock effected during the past sixty (60) days by any of the Filers or Scheduled Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 13, 2018. Except as otherwise noted, all such transactions were effected by the Shareholder as block trades pursuant to Rule 144, and the table includes commissions paid in per share prices.

Name	Date	Shares	Price	Type

C. P. Pharmaceuticals International C.V.	8/13/2018	700,000	284.35	Block Trade